FILE NO. 082-4861

(Translation)

February 14, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General Manager of Corporate Control Division
(TEL 06-6399-2884)

Notice of the Result of Acquisition by the Company of its Own Shares and the Completion thereof

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that MegaChips Corporation (the "Company") has acquired its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law, as described below.

Notice is also given that the acquisition by the Company of its own shares pursuant to the resolution adopted at the meeting of its Board of Directors held on February 4, 2008 has been completed.

Description

1	Class of shares acquired:	Shares of common stock of the Company
2	Total number of shares acquired:	334,700 shares
3	Aggregate acquisition prices of shares:	¥499,987,400
4	Acquisition period:	February 5, 2008 through February 13, 2008

(For reference)

Content of the resolution for the acquisition by the Company of its own shares adopted at the meeting of its Board of Directors held on February 4, 2008:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 350,000 shares (the ratio thereof to the total number of issued shares (excluding the shares of treasury stock): 1.4%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥500,000,000
(4)	Acquisition period:	February 5, 2008 through March 10, 2008

Cancellation of shares of treasury stock:

The Company plans to cancel 334,700 shares acquired as described above and 700,000 shares of its treasury stock, totaling 1,034,700 shares, as of March 31, 2008. As a result of the cancellation thereof, the total number of issued shares (including the shares of treasury stock) will be 24,904,517 shares.

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